FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 27 October 2004 – 5 November 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

1.1	Sky Television signs agreement with Telecom to promote online DVD service

1.2	Telecom New Zealand Group buys back Commonwealth Bank of Australia’s stake in TCNZ Australia Pty Limited

Media Release

Date: 28 October 2004

SKY TELEVISION SIGNS AGREEMENT WITH TELECOM TO PROMOTE ONLINE DVD SERVICE

SKY Television announced today that it has signed an agreement with Telecom New Zealand to offer an online DVD movie rental service, DVD Unlimited.

Under the terms of the agreement DVD Unlimited, currently at the website dvdunlimited.co.nz, will be promoted online via XtraMSN.

SKY Television Chief Executive, John Fellet, says SKY plans to operate the most comprehensive DVD library in New Zealand and is committed to providing the best online DVD movie rental service possible.

“This agreement provides a fantastic boost to our marketing strategy by dramatically increasing the visibility of DVD Unlimited to online users throughout New Zealand,” he says.

Telecom’s General Manager of New Media and Business Development, Ralph Brayham, believes the agreement works for both parties. “We are very excited about working with SKY in offering this service. Both companies aim to offer New Zealanders an extensive range of entertainment products, and DVD Unlimited adds another dimension to this. We believe the service will be very popular,” he says.

-continues-

SKY Network Television LTD. ABRNA091715427

Co. Office - 10 Panorama Rd, Mt Wellington, PO Box 9059, Newmarket, Auckland, NZ

Co. Office - Sky News Australia, Unit E, 5 Skyline Place, French’s Forest, Nth Sydney, NSW 2086, AUST

Earlier this month, SKY Television successfully acquired the assets of New Zealand’s first online DVD movie rental business, DVD Unlimited. SKY has made a considerable investment in DVD Unlimited, while continuing to provide service to the existing customer base. SKY has recently doubled the DVD library and enhanced the website with features to improve service to both existing and new subscribers.

Overnight delivery is planned from November by using fast post to send DVDs outside of Auckland. Customers can also notify DVD Unlimited when a DVD has been returned, to speed up the dispatch of their next title. DVD Unlimited customers are independent of SKY TV subscribers, and therefore do not need to join SKY TV to be a DVD Unlimited customer.

About DVD Unlimited

With DVD Unlimited, customers can watch unlimited DVDs, and avoid due dates or late fees. Once signed up, we send customers three DVDs in the post, to watch whenever they want. When they want a new one they send it back to us by freepost, and we mail a replacement from customer’s pick list. All for one flat fee of $38 a month. Packages start from $28 a month.

Running since December 2003, DVD Unlimited is NZ’s first online DVD subscription service. Originally based in Nelson, now in Auckland, DVD Unlimited has an ever-growing library of thousands of titles. The online service provides reviews, movie ratings and expert picks to help you find the flicks you want to watch. Best of all, from your own ratings we’ll learn what you like, and recommend titles to you.

Attached is an appendix setting out the key commercial terms of the agreement between Telecom and SKY Television relating to DVD Unlimited.

-Ends-

For further information contact:

Tony O’Brien	Nick Brown
Director of Communications	PR Specialist
SKY Television	Telecom New Zealand
Tel: +64 9 579 9999	Tel: +64 9 363 4776
Mob:+64 21 497 830	Mob: +64 27 254 9867
tobrien@skytv.co.nz	nick.brown@telecom.co.nz

SKY Network Television LTD. ABRNA091715427

Co. Office - 10 Panorama Rd, Mt Wellington, PO Box 9059, Newmarket, Auckland, NZ

Co. Office - Sky News Australia, Unit E, 5 Skyline Place, French’s Forest, Nth Sydney, NSW 2086, AUST

APPENDIX : Key Commercial Terms of the Agreement

Key commercial terms under the Agreement include:

•	Sky provides an online subscription service called “DVD Unlimited”. Subscribers will be able to order rental DVD movies from the DVD Unlimited site for home delivery. Telecom will provide links to this site via its XtraMSN portal and assist Sky with promoting the DVD Unlimited site.

•	Sky is responsible for providing and maintaining the DVD Unlimited site, and for the authentication of potential subscribers (except where Telecom is responsible for authentication, as referred to below), including age verification where necessary.

•	Sky is responsible for collecting payments from subscribers (except where Telecom is responsible for billing, as referred to below).

•	Telecom may propose a service under which Telecom authenticates subscribers, and/or an optional service for subscribers who are Telecom customers to pay their monthly subscription charges through their Telecom phone account. If Sky agrees to either or both of these, then Telecom will (at its cost) be responsible for authentication and/or billing in respect of the relevant subscribers. Telecom will calculate and pay the applicable amounts on to Sky if and when received by Telecom from the relevant subscriber.

•	Payment is on the basis of a revenue share arrangement. Telecom’s share is to be calculated as a percentage of gross revenue. If Telecom billing commences, payment by Telecom to Sky will be on the same basis. There are arrangements relating to bad debts.

•	Telecom will not operate or support a DVD rental service with any party other than Sky and, except in relation to certain promotions for third parties, Sky will not operate a DVD rental service with any party other than Telecom. If Sky proposes a relationship with a third party and Telecom does not agree, then either party may terminate the Agreement.

•	Sky retains all rights to DVD Unlimited, except Telecom is licensed to use subscriber information (subject to certain restrictions).

•	Each party authorises the other party to use its relevant intellectual property (e.g. logos) for the purpose of marketing and promoting the DVD Unlimited site.

•	Sky will use reasonable efforts to meet certain specified service levels.

SKY Network Television LTD. ABRNA091715427

Co. Office - 10 Panorama Rd, Mt Wellington, PO Box 9059, Newmarket, Auckland, NZ

Co. Office - Sky News Australia, Unit E, 5 Skyline Place, French’s Forest, Nth Sydney, NSW 2086, AUST

•	The Agreement continues for an initial term of 18 months from the public launch date, after which it will continue until either party terminates on 3 months’ notice. If Telecom does not approve of the DVD Unlimited site by 1 November 2004, then either party may cancel the Agreement.

•	The Agreement also sets out “standard” commercial terms. For example, termination events (including termination for default, change of control and insolvency), confidentiality terms, warranties, indemnities, obligations to retain records and provide reports, and audit rights.

SKY Network Television LTD. ABRNA091715427

Co. Office - 10 Panorama Rd, Mt Wellington, PO Box 9059, Newmarket, Auckland, NZ

Co. Office - Sky News Australia, Unit E, 5 Skyline Place, French’s Forest, Nth Sydney, NSW 2086, AUST

3 November 2004

MEDIA RELEASE

Telecom New Zealand Group buys back Commonwealth Bank of Australia’s stake in TCNZ Australia Pty Limited

The Telecom New Zealand Group has bought back the Commonwealth Bank of Australia’s 5% stake in TCNZ Australia Pty Limited (TCNZA) through its Australian holding company, TCNZ Australia Investments Pty Limited.

At the same time, the Bank’s two representatives on the TCNZA board have resigned.

The Telecom Group paid the same nominal price for the stake as the Bank did when it acquired the stake in August 2000 as part of the telecommunications outsourcing arrangements made between the two groups at that time.

Mark Ratcliffe, Telecom NZ Chief Information Officer and Group General Manager ICT Services, said when the Bank took the stake, it was not uncommon for customers to take an interest in their outsourcing partners to help ensure that both organisations were aligned around contract performance and delivery.

“Four years on, TCNZA has built up a strong relationship with the Commonwealth Bank and has a deep understanding of the Bank’s business.

“In the circumstances, all involved felt it no longer necessary for the Bank to have a stake in TCNZA.”

For more information, please contact:

Andrew Bristol

Telecom NZ Group

(+61) 2 9377 7953

(+61) 4 240 05054

andrew.bristol@aapt.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated:	5 November 2004